Exhibit 3.1b

Resolved, that Article IV (Officers) Section 3 (President) of the Corporation's bylaws be replaced with the following new Section 3:

"Section 3. Chief Executive Officer and President

     The chief executive officer shall be the chief executive officer of the Corporation and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation. Subject to these bylaws and to the direction of the board of directors, the chief executive officer shall have the responsibility for the general management and control of the business and affairs of the Corporation and all related powers and duties commonly incident to this office or as delegated by the board of directors.

     The president shall be the chief operating officer of the Corporation and shall have the responsibility for the internal general management and coordination of the business and affairs of the Corporation and all related powers and duties commonly incident to this office as delegated by the chief executive officer. The chief executive officer can also hold the office of president.

     The chief executive officer, president and treasurer (i.e., the chief financial officer) or other officer so designated by the chief executive officer or the board of directors shall each have the power to sign all stock certificates, contracts and other instruments of the Corporation that have been authorized."